Exhibit 12.2

PETRÓELOS MEXICANOS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(Thousands of constant pesos as of June 30, 2005)

	Six Months Ended June 30,
	2005		2004
U.S. GAAP
Fixed Charges(1)
Interest capitalized in fixed assets	Ps.	5,763,703	Ps.	2,828,122
Interest expense		25,176,975		16,034,197

Total interest cost		30,940,678		18,862,319
Total Fixed Charges		30,940,678		18,862,319

Income Earnings after taxes and duties		(10,147,193)		(8,933,331)
Fixed Charges(1):
Interest cost net of amounts capitalized		25,176,975		16,034,197

Total Fixed Charges (Net of amounts capitalized)		25,176,975		16,034,197

Earnings after taxes and duties plus fixed charges (net of amounts capitalized)		15,029,782		7,100,866

Amount by which fixed charges exceed earnings	Ps.	15,910,896	Ps.	11,761,453

(1)	These figures do not include rental expense.

PETRÓELOS MEXICANOS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(Thousands of constant pesos as of June 30, 2005)

	Six Months Ended June 30,
	2005		2004
Mexican GAAP
Fixed Charges(1)
Interest capitalized in fixed assets	Ps.	5,361,068	Ps.	2,211,719
Interest expense		26,133,300		16,650,600

Total interest cost		31,494,368		18,862,319
Total Fixed Charges		31,494,368		18,862,319

Earnings after IEPS taxes and Hydrocarbon Extraction duties		7,044,924		(17,444,180)
Fixed Charges(1)
Interest cost net of amounts capitalized		26,133,300		16,650,600

Total Fixed Charges (Net of amounts capitalized)		26,133,300		16,650,600

Earnings after taxes and duties plus fixed charges (net of amounts capitalized)		33,178,224		(793,580)

Amount by which fixed charges exceed earnings	Ps.	(1,683,856)	Ps.	19,655,899

Ratio of earnings to fixed charges		1.0535

(1)	These figures do not include rental expense.